TELEFONOS DE MEXICO S.A. DE C.V. (TELMEX) SHAREHOLDERS' MEETING

Mexico City, April 29, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Annual Ordinary Shareholders' Meeting was held today and approved the following issues:

1. The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2003; the financial statements to that date and the report by the Statutory Auditor in accordance with Article 166 Section IV of the "Ley General de Sociedades Mercantiles", and the Audit Committee report in accordance with Article 14 Bis 3, section IV c) of the "Ley del Mercado de Valores".

2. The payment of a cash dividend of $0.68 pesos per share, from the Net Tax Profit Account divided in four equal payments $0.17 pesos per share, each payable since June 17, 2004, September 16, 2004, December 15, 2004 and March 16, 2005, respectively. For holders of American Depositary Shares specifically, the corresponding record dates will be June 17, 2004, September 16, 2004, December 15, 2004 and March 16, 2005 and the payment dates will be since June 25, 2004, September 24, 2004, December 23, 2004 and March 24, 2005 respectively.

3 The acts of the Board of Directors for the fiscal year ended 2003. Additionally, the ratification of the fifth resolution adopted in issue IV.1 of the agenda of the Board of Directors meeting held on November 12, 2003.

4. The members of the Board of Directors, Executive Committee and Statutory Auditors were appointed or ratified as well as the appointment of Mr. Carlos Slim Helu as Honorary Lifetime Chairman of the Board of Directors and in his place, Mr. Carlos Slim Domit was appointed Chairman of the Board of Directors. The rest of the company's Board Members functions were ratified.

5. The Board of Directors, The Statutory Auditors and The Executive Committee were integrated as folows:

Board of Directors, Directors: 1. Carlos Slim Helu (Honorary Lifetime Chairman); 2. Carlos Slim Domit (Chairman); 3. Emilio Azcarraga Jean (1); 4. Jaime Chico Pardo (Vice Chairman) 5. Antonio Cosio Ariño (1);6. Amparo Espinosa Rugarcia (1); 7. Elmer Franco Macias (1); 8. Angel Losada Moreno (1); 9. Romulo O'Farril Jr. (1); 10. Juan Antonio Perez Simon (Vice Chairman) (1);

11. Fernando Senderos Mestre (1); 12. Marco Antonio Slim Domit; 13. James W. Callaway;

14. Richard P. Resnick; 15. Robert L. Henrichs; 16. Rafael Kalach Mizrahi (for series L) (1); 17. Ricardo Martin Bringas ( for series L) (1).

Board of Directors, Alternate Directors (in the respective order): 1. Patrick Slim Domit; 2. Arturo Elias Ayub; 3. Jorge C. Esteve Recolons (1); 4. Jose Humberto Gutierrez-Olvera Zubizarreta; 5. Antonio Cosio Pando (1); 6. Angeles Espinosa Yglesias (1); 7. Agustin Franco Macias (1); 8. Jaime Alverde Goya (1); 9. Antonio Del Valle Ruiz (1); 10. Jose Kuri Harfush (1); 11. Fernando Solana Morales (1); 12. Eduardo Valdes Acra; 13. Carlos Bernal Verea (1); 14. Federico Laffan Fano (1); 15. Jorge A. Chapa Salazar; 16. Bernardo Quintana Isaac (for series L) (1); 17. Francisco Medina Chavez (for series L) (1).

  Independent Directors in accordance with Article 14 bis of the "Ley de Mercado de Valores".

Statutory Auditor: Alberto Tiburcio Celorio and Alternate Statutory Auditor: Fernando Espinosa Lopez.

Executive Committee, Directors: 1. Carlos Slim Domit (President); 2. Juan Antonio Perez Simon;

3. Jaime Chico Pardo; 4. Richard P. Resnick

Executive Committee, Alternate Directors: (in the respective order) 1. Marco Antonio Slim Domit;

2. Antonio Cosio Ariño; 3. Jose Humberto Gutierrez-Olvera Zubizarreta; 4.Robert L. Henrichs

6. Jaime Chico Pardo, Adolfo Cerezo Perez, Sergio F. Medina Noriega and Rafael Robles Miaja were appointed as Special Delegates in order to formalize and fulfill any of the resolutions made by the Shareholders' Meeting.

Telmex is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million Internet accounts. Telmex offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about Telmex can be accessed on the Internet at www.tewlmex.com